METZGER & McDONALD PLLC
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile	214-224-7555
smetzger@pmklaw.com	214-969-7600		214-523-3838
	www.pmklaw.com		214-969-7635
March 16, 2010

Leslie A. Overton	The Securities and Exchange Commission
Associate Chief Accountant	100 F. Street NE
The Securities and Exchange Commission	Mail Stop 3010
100 F. Street NE	Washington, DC 20549-5546
Washington, DC 20549-5546	Attn: Karl Hiller, Branch Chief
Joanna Lamb, Staff Accountant
Re:	New Concept Energy, Inc. (Commission File No. 000-08187; CIK 0000105744) Form
10-K for the fiscal year ended December 31, 2008, Forms 10-Q for the fiscal quarters ended March 31, 2009, June 30, 2009 and September 30, 2009
Ladies and Gentlemen:
     On behalf of New Concept Energy, Inc., a Nevada corporation (“GBR” or the “Company”) this letter is being filed as correspondence uploaded on the EDGAR system on behalf of GBR in response to a letter dated February 12, 2010 from Leslie A. Overton, Associate Chief Accountant of the Securities and Exchange Commission which was in partial response to our letter dated January 19, 2010 in response to the Staff of the Securities and Exchange Commission letter dated December 15, 2009. For convenience of reference, Ms. Overton’s letter summarized a request by GBR that the Staff waive the following requirements with respect to certain assets acquired from a bankruptcy proceeding:
1.	Historical and proforma financial statements for producing oil & gas properties acquired in the third quarter of 2008 required by Rule 8-04 and Rule 8-05 of Regulation S-X.

2.	Application of the ceiling test specified in Rule 4-10(c)(4) of Regulation S-X for recently acquired properties.

3.	Disclosures pursuant to SFAS 69 for properties recently acquired.
The February 12, 2010 letter then discussed each of the three waiver requests, made certain suggestions, declined to waive the requirements of Form 8-K, and advised that until audited financial statements of the acquired businesses for the time span required under Rule 8-04 of Regulation S-X and the proforma financial information required under Article 11 of Regulation S-X, “we will not declare effective any registration statements or post-effective amendment” but rendered further advice based upon the significance of the acquisition. Each of the items is again discussed below:

The Securities and Exchange Commission
March 16, 2010

Acquired Oil & Gas Properties
     GBR understands its responsibility to provide audited financial information for significant acquisitions of producing oil and gas properties. Since the properties purchased in the September 19, 2008 acquisition were in a bankruptcy proceeding for approximately five years prior to the acquisition by GBR, it is not (and was not) practicable to obtain historical audited financial information for the required two year period. GBR further understands that its responsibility for providing audited information for the acquired properties may be satisfied after a minimum of 21 months of post-acquisition inclusion in the Company’s audited financial statements. Under the circumstances, we believe our only option is to acknowledge the certain limitations that may apply to the Company, as outlined in your February 12, 2010 letter, and provide only post-acquisition results of operations for these acquisitions in the Company’s 2008, 2009 and 2010 audited financial statements. We request confirmation that, no later than the filing of the December 31, 2010 Form 10-K, GBR will have satisfied this requirement and any limitations on the Company will no longer be applicable.
Application of the ceiling test to recently acquired properties
     For the convenience of those reviewing this material, we have attached to this transmission a copy of a letter dated March 11, 2010 from Lee Keeling and Associates Inc. with respect to estimated reserves and future net revenue proved producing and undeveloped reserves for oil and gas properties owned by “Mountaineer State Energy, Inc.,” the resultant subsidiary which holds the so-called “Carl E. Smith” assets. This revised reserve report (the “Clarified Reserve Report”) now includes the Oriskany formation for the Jackson County, West Virginia Properties (the Oriskany Properties”) which were omitted from the original December 31, 2008 reserve report. Based upon the Clarified Reserve Report, we no longer believe it necessary to request the waiver originally requested in the January 19, 2010 response; had GBR received the information contained in the Clarified Reserve Report during the first quarter of 2009, the issue raised in the December 15, 2009 comment letter would likely not have been made.
     On September 19, 2008, the Company purchased a basket of assets and entities out of a bankruptcy proceeding — the so called “Carl E. Smith purchase.” Included in the purchase was significant proved oil and gas properties (cost assigned of $10,795,000) with an acquisition reserve report “future net revenue” value of $21,597,993 (which also did not include the Oriskany Properties). At December 31, 2008, our original reserve report indicated a “future net revenue” value of $9,636,743, indicating a possible ceiling test impairment of approximately $1,100,000. ASR 258 provides for an exemption from a write down in the event the excess value above the ceiling test is the result of a major purchase of proved reserves. This is the reason we did not record a write down as of December 31, 2008.
     When we obtained a reserve report for December 31, 2009 we realized an inadvertent omission of the Oriskany Properties from the information originally provided to our petroleum engineer for the December 31, 2008 report. The omission most likely occurred from the Company’s unfamiliarity with the specific properties purchased due to the inadequate records kept by the

The Securities and Exchange Commission
March 16, 2010

Trustee in the bankruptcy proceeding. According to the revised estimate provided by the petroleum engineer, if the Oriskany Properties had been included in the December 31, 2008 reserve report, the “future net revenue” value would have been $17,807,678 (see the attached letter from Lee Keeling and Associates Inc.). As a result, there is no ceiling test impairment at December 31, 2008 and the disclosure regarding any impairment in the footnotes to the Company’s December 31, 2008 financial statements is now inaccurate. The Company will correct the December 31, 2008 disclosures and update for the December 31, 2009 ceiling test, as appropriate, in the December 31, 2009 financial statements.
Disclosures required by SFAS 69
     As requested in your January 12, 2010 letter, all required SFAS 69 disclosures will be provided in the December 31, 2009 audited financial statements of the Company. In addition, the December 31, 2009 financial statements will include the information on changes in proved reserves and changes in standardized measure from the acquisition date of September 19, 2008 through December 31, 2008 and for the year ended December 31, 2009.
General
     The responses outlined above are provided for clarification of the items set forth in the February 12, 2010 letter from Ms. Overton. At this point in time, the Company would hope that the Staff will not require any alteration of the 2008 financial statements. The Company intends to clarify all of this material in the Form 10-K for the fiscal year ended December 31, 2009 and the December 31, 2009 financial statements. The Company again requests the Staff approve such concept.
     We have delivered this letter to both Ms. Overton and the Branch Chief for original Staff comments in order that all may be aware of the clarification and the request of the Company.
     This letter is being filed under the EDGAR system in direct response to the comments and position of Ms. Overton in the February 12, 2010 letter. If you would like to discuss any item concerning this matter please do not hesitate to contact the undersigned at any time at 214-740-5030 or Gene S. Bertcher, President of GBR at 469-522-4238 direct.
Very truly yours,
Steven C. Metzger

cc:	Gene S. Bertcher, President New Concept Energy, Inc. 1755 Wittington Place, Suite 340 Dallas, Texas 75234

Lee Keeling and Associates, Inc.
Petroleum Consultants

TULSA OFFICE		HOUSTON OFFICE
First Place Tower		Kellog Brown and Root Tower
15 East Fifth Street • Suite 3500		601 Jefferson Ave. Suite 3790
Tulsa, Oklahoma 74103-4350		Houston, Texas 77002-7912
(918) 587-5521 • Fax: (918) 587-2881	March 11, 2010	(713) 651-8006 • Fax: (281) 754-4934
New Concept Energy, Inc.
1755 Wittington Place, suite 340
Dallas, Texas 75234

Attn:	Mr. Gene Bertcher Chief Executive Officer

RE:	Estimated Reserves and Future Net Revenue Proved Producing
and Undeveloped Reserves Oil and Gas Properties
Owned by Mountaineer State Energy, Inc.
Gentlemen:
This letter supplements our estimate of reserves and future net revenue attributable to interests owned by Mountaineer State Energy, Inc. prepared at an effective date of December 31, 2008 and transmitted to you April 9, 2009.
That estimate included Proved Developed Producing and Non-Producing as well as Proved Undeveloped Reserves. There were no Proved Undeveloped Reserves assigned to any of the West Virginia properties. Subsequent to the preparation and transmission of that report, we have been given geologic interpretations, electric log cross sections, and cumulative production data for the Oriskany formation for your Jackson County, West Virginia properties. If that information had been in our possession when the report was prepared, Proved Undeveloped Reserves could have been assigned to the Jackson County properties.
It is our opinion that four locations on those properties can each be assigned Proved Undeveloped Reserves of 400,000 MCF of gas. Utilizing pricing and cost data effective on December 31, 2008 the future net revenue attributable to the Jackson Counties is summarized as follows:

ESTIMATED REMAINING
	NET RESERVES		FUTURE NET REVENUE
Present Worth
RESERVE	Oil	Gas	TOTAL	Disc. @ 10%
CLASSIFICATION	(BBLS)	(MCF)	($)	($)
Proved Undeveloped	—	1,400,000	11,271,001	8,170,935
WWW.LKAENGINEERS.COM

New Concept Energy, Inc.
March 11, 2010
With the inclusion of these reserves and the attributable future net revenue the results of that December 31, 2008 Report would be summarized as follows:

	ESTIMATED REMAINING
	NET RESERVES		FUTURE NET REVENUE
				Present Worth
RESERVE	Oil	Gas	TOTAL	Disc.@10%
CLASSIFICATION	(BBLS)	(MCF)	($)	($)
Proved Developed
Producing	36,809	2,485,643	9,904,830	6,002,299
Non-Producing	—	217,016	1,545,637	506,789

Sub-Total	36,809	2,702,659	11,450,467	6,509,088

Proved Undeveloped
Primary	—	4,694,375	24,702,225	11,298,590

TOTAL ALL RESERVES	36,809	7,397,034	36,152,692	17,807,678

All definitions and statements of limitation stated in our report of December 31, 2008 are made a part of this supplemental letter by reference.
If you have any questions or wish to discuss any aspect of this supplemental letter, please call.
This opportunity to be of service is appreciated.
Very truly yours,
LEE KEELING AND ASSOCIATES, INC.
LKA6935

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